

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Xu Jianping
Chairman, President and Chief Executive Officer
China Dongfang Healthcare Group Inc.
No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City
People's Republic of China

Re: China Dongfang Healthcare Group Inc.
Registration Statement on Form 10-12G, filed August 2, 2010
File No. 000-54063

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after it was filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to October 1, 2010 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Item 1. Business
Guangzhou Dongfang Hospital Co. Ltd., page 4

3.   Please expand your disclosure of your Shareholders' Voting Proxy Agreement to clarify
        that the agreement may also be terminated with the consent of Guangzhou Shouzhi
        Medical Institution Management Co. Ltd., after thirty days written notice.

Our Business Strategy, page 7

4.   You disclose that in 2009, GDH entered into an eight-year exclusive cooperation
        agreement with Yang Wei, a licensed dentist, and a five-year cooperation agreement with
        Luo Quanhong to invest in the Guangdong Province Medical Association Medical
        Center. Please file copies of these agreements pursuant to Item 601(b)(10) of Regulation
        S-K and expand your disclosure to provide any termination provisions of the agreements.
        Alternatively, please provide us with an analysis that supports your conclusion that you
        are not substantially dependent on these agreements.

Operation of Hospitals
Levels and Grades of Hospitals, page 10

5.   Please expand your disclosure to describe the three different levels and the three different
        grades and how these grades and levels impact your business.

Available Information, page 19

6.   You disclose that you maintain a website at http://www.61160111.cn. It does not appear
        that this website is currently available. Please advise us of when you expect your website
        to be available. If you do not expect this website to be available when this registration
        statement is effective, please expand your disclosure to so disclose.

Item 1A. Risk Factors, page 19

7.   You state that "Our business, financial condition and results of operations could be
        harmed by… other risks that have not been identified or that we may believe are
        immaterial or unlikely." It is not appropriate to warn investors about risks that are not
        described in your document. Please revise to remove these statements.

8.   On page 44, you disclose that there have been proposals by the PRC government to
        separate pharmacies and the sale of medication from hospitals. Furthermore, you state
        that patient service fees are generally very low, such fees alone would be insufficient to
        maintain and operate hospitals and, if such separation does occur, your operations may be
        adversely affected. Please expand your disclosure to include a separately headed risk
        factor that discloses the related risks to your business. Please quantify the amount and

percentage of revenues and gross profit that was derived from the sale of medication as of your most recent quarter ended and as of the fiscal year ended December 31, 2009.

9. On page 50, you disclose that your effective tax rate for 2009 was 4.5%, however, you expect your overall effective income tax rate to be approximately 25% in 2010, as GDH will be a for-profit entity for all of 2010. Please expand your disclosure to include a separately headed risk factor that discloses the affect of this tax rate on your business and results of operations.

Risks Related to Our Corporate Structure, page 32

10. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

    How do you maintain your books and records and prepare your financial statements?

    If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

    If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

    Who is involved in your financial reporting?

    We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

    - what role he or she takes in preparing your financial statements;
    - what relevant education and ongoing training he or she has had relating to US GAAP;
    - the nature of his or her contractual or other relationship to you;
    - whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
    - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of US GAAP.

If you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee's US GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of US GAAP.

Risk Related to Doing Business in China
Fluctuation in the value of the RMB may have a material adverse effect on your investment, page 38

11.   You state that an appreciation of the RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when you translate your U.S. dollar denominated financial assets into RMB, "as the RMB is our reporting currency." Please revise to clarify that your reporting currency is the U.S. dollar and disclose the effect of translating your RMB denominated financial assets and liabilities into your reporting currency or tell us why your current disclosure is considered appropriate.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Basis of Combination, page 43

12.   Please revise your disclosure to describe your consolidation policy instead of disclosing a basis of combination.

13.   Please revise your disclosure to indicate that you apply the acquisition method of accounting for business combinations and that you record the identifiable assets acquired and liabilities assumed at their fair values on the acquisition date. In this regard, unlike the purchase method, the acquisition method does not allocate a purchase price to the assets acquired and liabilities assumed; the purchase method included acquisition costs in the purchase price and required an allocation of that total acquisition cost. Please see ASC 805-10-25-1 and ASC 805-20-25-1.

Revenue Recognition, page 44

14.   You offer a wide range of medical services in the area of surgery, internal medicine, ophthalmology, orthopedics, oncology, cardiovascular disease, urology, dentistry, gynecology, tocology, pediatrics, traditional Chinese medicine, rehabilitation and emergency care on an inpatient and / or outpatient basis. Please revise your revenue recognition policy to clarify how your fees are structured for medical devices and associated services. For example, disclose whether the fees are set-up for medical devices separately from follow-up and maintenance fees or whether the fees are determined as a single sum for all or some of the devices and services. If the fees are set for multiple product/service components as a group, describe how you allocate and recognize the revenues related to the each revenue component in compliance with ASC 625-25 and quantify service revenues and cost of revenues recognized during each of the periods presented.

15.   You state on page 8 that you will split revenues from the dental center with Yang Wei, a licensed dentist, and that Mr. Wei has agreed to provide you with a minimum amount of revenue each month. Please revise your disclosure to quantify the principal revenue sources from the dental center, how these revenue sources are allocated, your revenue recognition accounting policy for each of these sources of revenues and the minimum amount of revenue each month.

16.   You state on page 8 that pursuant to a cooperation agreement with Luo Quanhong you will provide facility, equipment and operating permits to him and that Mr. Quanhong will pay the utilities, taxes and security related to the medical center. Please revise your disclosure to quantify the principal revenue sources for the medical center, how these revenue sources are allocated, your revenue recognition accounting policy for each of these sources of revenues and the minimum amount of revenue each month.

17.   You recognize revenues from sale of drugs upon dispensing of drugs to patients. Please disclose how you determined that collectability is assured upon dispensing of the drugs.

Accounts Receivable and Allowance for Doubtful Accounts, page 44

18.   Please disclose the accounts receivables days sales outstanding for each period presented. Disclose the reasons for any significant changes from the prior period.

19.   You disclose that for patients covered by government programs and private insurers you record the net amount expected to be received and require the patient to pay the difference between the gross charge and the expected reimbursement in cash at the time of service. Please disclose the differences between the expected amounts to be received and the actual amounts received for all periods presented.

20.   Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

Liquidity and Capital Resources
Summary of cash flows, page 50

21.   Please expand your discussion to address material changes in the underlying drivers of cash flows. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows.

Item 3. Properties, page 57

22.   Please expand your disclosure to disclose the expiration date of your right to occupy the property upon which GDH is located.

Item 5. Directors and Executive Officers, page 58

23.   Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K for Ms. Liu. This disclosure should briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure.

Item 6. Executive Compensation
Narrative Disclosure to the Summary Compensation Table, page 60

24.   On page 16 you disclose that the Employment Contract Law of the PRC requires
        employers to provide written contracts to their employees, however, you disclose here
        that you have not entered into an employment agreement with Mr. Xu. Please advise us
        whether you believe that is consistent with the Employment Contract Law of the PRC,
        and if so, how. If not, please disclose the potential impact and consequences on your
        business.

Director Compensation, page 60

25.   Please revise your disclosure to provide the table and narrative description required by
        Item 402(r) of Regulation S-K. Pursuant to Item 402(r)(2)(i), the table should include the
        name of each director unless such director is also a named executive officer under
        paragraph (m) of this Item and his or her compensation for service as a director is fully
        reflected in the Summary Compensation Table pursuant to paragraph (n) of this Item. It
        appears that Mr. Wu, Mr. Li, Ms. Fu and Ms. Liu are each a director and executive
        officer, but not a named executive officer of the company. Please revise to include each
        person's compensation under the column "All Other Compensation" and provide the
        material terms of each of the employment agreements in a narrative disclosure following
        the table.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 62

26.   Please file copies of the agreements that relate to the following transactions:
        • Loans from Mr. Xu;
        • Lock-up agreement with Messrs. Xu and Lam and Elegant Capital executed as part of
          the share exchange; and
        • Loans to and from the Development Zone Hospital.

Loan from and to the Development Zone Hospital, page 62

27.   On page 53, you disclose that GDH's obligation with the Development Zone Hospital
        was increased by $147,674 during the year ended December 31, 2008. This does not
        appear to be consistent with the table provided on page 62. Please revise or advise us
        why you believe this information is consistent.

Founders and Control Persons, page 62

28.   Please expand your disclosure to disclose the information required by Item 404 of
        Regulation S-K in this section rather than referencing the information from your business

section. Please include in this disclosure the name of each related person and such person's interest in each transaction.

Item 10. Recent Sales of Unregistered Securities, page 63

29.   In this section, you reference "Item 1. Business — Formation Transactions." This subsection does not appear in this Form 10. Please revise to reference the correct subsection of the registration statement.

Financial Statements
For the Three Months Ended March 31, 2010
Condensed Combined Financial Statements (Unaudited)

30.   Please provide updated consolidated financial statements pursuant to Rule 3-12 of Regulation S-X. In doing so, please revise your disclosures to include a footnote on your principles of consolidation.

Combined Statements of Cash Flows, page F-4

31.   The cash paid for interest expense of $185,030 and $0 for the three months ended March 31, 2010 and 2009 does not reconcile with the interest expense recognized on the combined statements of operations for the same periods. Please revise as necessary.

32.   Please revise your interim financial statement disclosures based on the succeeding comments, as applicable.

Audited Condensed Combined Financial Statements as at December 31, 2009
Summary of Significant Accounting Policies and Organization

33.   You disclose on page 18 that you have not obtained medical malpractice insurance coverage for your physicians and GDH and that you would be directly responsible for any medical malpractice committed by any of your employees. Please disclose your self-insurance coverage accounting policy and disclose your loss reserves to cover estimated future losses for medical malpractice claims.

(B) Organization, page F-15

34.   You state that because both companies engaged in the April 30, 2010 share exchange are under common control, the exchange of shares has been accounted for as a reorganization of entities under common control and the combined financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Please revise your disclosure to include a detailed discussion of the accounting for the share exchange. Your disclosure should indicate whose historical financial statements are included in the filing for the periods prior to the date of the share exchange. Please also clarify who is

the accounting acquirer and disclose whether you have retroactively adjusted the historical stockholders' equity of the accounting acquirer.

35.   You state that in following the guidance in ASC 810, you have identified GDH as a variable interest entity, and your wholly owned subsidiary, Winmark through Shouzhi as the primary beneficiary. Accordingly, you have included this variable interest entity in your combined financial statements. Please provide us with the analysis that you performed in reaching this conclusion and identify the specific provisions within the agreements that support your conclusion. Tell us of any regulations imposed or entitlements held by governing authorities in the Peoples Republic of China that may inhibit your ability to exercise effective control of this entity, not withstanding your contractual agreements. Please disclose the significant judgments and assumptions made in determining that consolidation is required. Please ensure that you provide all applicable disclosures pursuant to ASC 810-10-50-2AA through ASC 810-10-50-2AB.

36.   Please disclose the amount and form of any consideration negotiated in conjunction with the contractual agreements between Guangzhou Shouzhi Medical Institution Management Co. Ltd and GDH. Please also disclose the ownership of these two entities prior to entering into the contractual arrangements.

Land Use Rights, net, page F-21

37.   Please disclose your aggregate amortization expense for each of the five succeeding fiscal years as required by paragraph ASC 350-30-50-2.

Signatures

38.   Please sign and date your registration statement.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat at (202) 551-3356 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey M. Taylor
        Jeffrey A. Rinde
        Blank Rome LLP
        One Logan Square
        18th & Cherry Streets
        Philadelphia, PA 19103